SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

FORM 6-K
EXHIBIT INDEX

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 27 - *Securities Act* (British Columbia)
Form 27 - *Securities Act* (Alberta)
Form 25 - *Securities Act* (Saskatchewan)
Form 27 - *Securities Act* (Ontario)
Securities Act (Quebec), section 73
Form 27 - *Securities Act* (Nova Scotia)
Form 26 - *Securities Act* (Newfoundland)

1. Reporting Issuer

Placer Dome Inc.
P.O. Box 49330
Bentall Postal Station
1600 -1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P1

2. Date of Material Change

July 1, 2002

3. Press Release

A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on July 2, 2002. A copy of the press release is attached hereto.

4. Summary of Material Change

Placer Dome Inc. announced that its wholly owned subsidiary, Placer Dome (CLA) Limited, and Kinross Gold Corporation have finalized the Porcupine Joint Venture announced on April 11, 2002.

5. Full Description of Material Change

Placer Dome Inc., through its wholly owned subsidiary, Placer Dome (CLA) Limited, and Kinross Gold Corporation announced the finalization of the Porcupine Joint Venture announced on April 11, 2002. Effective July 1, 2002 the two companies' respective mining operations in the Porcupine camp in Timmins, Ontario began operating as the Porcupine Joint Venture.

Placer owns a 51% interest and is operator, while Kinross has a 49% interest in the joint venture, which now incorporates the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill.

6. Confidentiality

This report is not being filed on a confidential basis.

7. Omitted Information

None.

8. Senior Officers

For further information:

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Telephone: (604) 682-7082
Facsimile: (604) 661-3703

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 2nd day of July, 2002.

/s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel


goldstory
PDG

PLACER DOME AND KINROSS COMPLETE PORCUPINE JOINT VENTURE

TUESDAY, JULY 2, 2002

Toronto and Vancouver, Canada - Placer Dome Inc. (TSE-PDG; NYSE-PDG), through its wholly owned subsidiary, Placer Dome (CLA) Limited, and Kinross Gold Corporation (TSE-K; Amex-KGC) are pleased to announce the finalization of the Porcupine Joint Venture announced on April 11, 2002. Effective July 1, 2002 our respective mining operations in the Porcupine camp in Timmins, Ontario began operating as the Porcupine Joint Venture.

Placer owns a 51% interest and is operator, while Kinross has a 49% interest in the joint venture, which now incorporates the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill.

According to Placer Dome President and CEO Jay Taylor: "It is a testament to the depth of expertise of our two companies that we can make such a smooth operating transition at a time when each partner is involved in other transactions. We look forward to moving immediately to capture the significant synergies we see available to the joint venture."

Bob Buchan, Chairman and CEO of Kinross, stated: "The formation of this joint venture represents the beginning of an important new chapter in the 92 year history of the Porcupine gold camp, the largest historic gold producing district in North America. It establishes a new foundation with a vision of significant gold production for many years to come."

-end-

For further information:
Placer Dome Inc.
Brenda Radies (604) 661-1911
On the Internet: www.placerdome.com

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

Kinross Gold Corporation
e-mail info@kinross.com or contact:
Robert M. Buchan
Chairman and Chief Executive Officer
Tel. (416) 365-5650

Gordon A. McCreary
Vice President, Investor Relations and Corporate Development
Tel. (416) 365-5132

CAUTIONARY STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)

Date: July 2, 2002

By: ______________________
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary